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SEC FILE NUMBER
8-01402

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/31/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M. E. Allison & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

MAR 01 2024

950 E Basse Rd, 2nd Floor

(No. and Street)

Washington, DC

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Allison	210-930-4000	callison@meallison.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher R. Allison, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M. E. Allison & Co., Inc., as of 12/31, 2 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMANDA M. MACDANIEL
My Notary ID # 130796673
Expires August 25, 2024

Signature: Christopher Allison

Title: Chief Executive Officer

Amanda M Macdaniel
Notary Public

SEC Mail Processing
MAR 01 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Board of Directors
M. E. Allison & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M. E. Allison & Co., Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 28, 2024

We have served as the Company's auditor since 2016.

M. E. ALLISON & CO., INC.

Statement of Financial Condition

December 31, 2023

ASSETS

Cash	$	28,141
Deposits with and receivable from clearing broker-dealer		193,034
Municipal underwriting receivable		1,000
Securities owned, at fair value		2,118,353
Furniture and equipment - net		14,920
Operating lease right of use asset		393,509
Income Tax Receivable		-
Goodwill		13,000
Other assets		38,407
	$	2,800,364

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	627,183
Securities sold, not yet purchased, at fair value		154,183
Operating lease liability		393,509
		1,174,875
Stockholders' equity		
Common stock, par value $100; 385 shares issued and outstanding; 500 shares authorized		38,500
Additional paid-in capital		3,850
Retained earnings		1,583,139
Total stockholders' equity		1,625,489
	$	2,800,364

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.

Statement of Operations

For the Year Ended December 31, 2023

Revenues	
Municipal underwriting fees	$ 84,751
Investment advisory fees	549,761
Brokerage commissions	590,853
Distribution fees	1,111,104
Net trading gains	138,406
Interest and dividends	54,430
Net unrealized gain on investment securities	354,297
Net realized gain on investment securities	70,118
Other	12,058
Total revenues	2,965,778
Expenses	
Employee compensation including commissions	1,741,753
Clearing expense	138,795
Communications	62,161
Occupancy and equipment	211,581
Regulatory	20,341
Interest	64,610
Other expenses	338,383
Total expenses	2,577,624
Loss before provision for income taxes	388,154
Income Tax Expense	5,250
Net Income	$ 382,904

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2022	385	$ 38,500	$ 3,850	$ 1,200,235	$ 1,242,585
Net Income				382,904	382,904
Balances, December 31, 2023	385	$ 38,500	$ 3,850	$ 1,583,139	$ 1,625,489

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities		
Net income (loss)	$	382,904
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization		758
(Increase) decrease in operating assets and liabilities		
Deposit with and receivable from clearing broker-dealer		(7,546)
Municipal underwriting receivable		9,485
Securities owned, fair value		(107,650)
Securities sold short, fair value		119,191
Right of use asset		107,664
Income tax receiveable		56,621
Other assets		(11,704)
Accounts payable		(445,501)
Income tax payable		--
Operating lease liability		(107,664)
Net cash provided (used) in operating activities		(3,442)
Cash flows from investing activities		
Net cash provided (used) by investing activities		--
Cash flows from financing activities		
Net cash provided (used) by financing activities		--
Net decrease in cash		(3,442)
Cash at beginning of year		31,583
Cash at end of year	$	28,141
Supplemental schedule of cash flow information		
Cash paid for interest	$	64,610

The accompanying notes are an integral part of these financial statements.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 202

Note 1 - Summary of Significant Accounting Policies

Business Operations

M. E. Allison & Co., Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts or otherwise hold customer funds. The company is exempt from provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 as the firm's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and k(2)(ii) of Rule 15c3-3 and otherwise limits its business activities to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and (2) referring securities transactions to other broker-dealers; and (3) participating in distributions of securities The Company is an independent full-service Broker/Dealer and Investment Advisory firm.

Revenue Recognition

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity follow a five-step model to (a) identify the contact(s) with a customer, (b) identify the performance obligations in the contract, and (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of the cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers includes commission income primarily from municipal underwriting fees, investment advisory fees, brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Municipal Underwriting Fees

The Company underwrites securities for governmental entities that want to raise funds through the sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the performance obligation is satisfied on the trade date and therefore that is the appropriate point in time to recognized revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at this point.

Note 1 - Summary of Significant Accounting Policies, continued

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly or monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Commission

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions income and related expenses are recorded on a trade-date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying risk and rewards of ownership have been transferred to/from the customer.

Distribution Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such that is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 1 - Summary of Significant Accounting Policies, continued

Trading and Investment Gains

Transactions in securities owned by the Company are recorded on a trade-date basis. Commission revenues and expenses are recorded on a trade date basis. Securities owned and securities sold short, not yet purchased, are carried at fair value as determined by management. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the Company.

The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated methods using estimated useful lives of five to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for net operating losses, disallowed charitable contributions, and capital losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are generally subject to examination by the respective federal and state authorities over various statutes of limitations generally three to four years from the date of filing.

Note 1 - Summary of Significant Accounting Policies, continued

Goodwill

The Company entered into an agreement, effective November 1, 2012, for consideration of $130,000 in cash whereby it purchased the securities business of Presidio Financial, Inc. ("Seller") in a transaction accounted for as a business combination under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company has recorded goodwill of $13,000 related to this acquisition.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit based on guidance in U.S. Generally Accepted Accounting Principles ("GAAP"). Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If the qualitative evaluation indicates a possibility of impairment, the Company is required to go to the next step and determine the fair value of the reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. Based on a qualitative evaluation about the likelihood of goodwill impairment, the Company determined that goodwill was not more likely than not impaired at December 31, 2023. Accordingly, no calculation of fair value was performed at year end.

Receivables

The Company's receivables are composed of commission receivable from its clearing broker-dealer and municipal underwriting receivables from syndicate members. The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. If the allowance for credit losses is determined to be inadequate, then a provision would be recorded to maintain adequate reserves based on management's evaluation of the risk inherent in the receivables. The Company had receivables from contracts with customers of $119,034 as of December 31, 2022, all of which were subsequently collected. As of December 31, 2023, there was no allowance for credit losses, as all receivables were short-term in nature and collection was reasonably assured.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies, continued

Lease

The Company determines if an arrangement is a lease at inception. Operating leases are included in the right-of use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and the lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As most of the leases do not imply an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of lease payments at the commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for the lease payments is recognized on a straight-line basis over the lease term.

The Company has agreements with lease and non-lease components, which are generally accounted for separately.

Note 2 - Deposits with and Receivable from Clearing Broker-Dealer

Deposit with clearing broker-dealer consists of cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealers is comprised of commissions and other items. Such amounts are normally collected within 15 days after month end. Receivables from clearing and other broker dealers was $118,034 at December 31, 2023.

Note 3 - Furniture and Equipment

A summary of furniture and equipment at December 31, 2023 is as follows:

Furniture and equipment	$ 556,809
Less: accumulated depreciation and amortization	(541,889)
	$ 14,920

Depreciation and amortization expense for the year ended December 31, 2023, was $758 and is included in occupancy expense on the statement of operations.

M. E. ALLISON & CO., INC.
Notes to Financial Statements
December 31, 2023

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of approximately $1,037,824 which exceeded the Company's net capital requirements of $250,000 by $787,824. The Company's ratio of aggregate indebtedness to net capital was .10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Securities Owned

Securities owned at fair value as of December 31, 2023 consist of listed equities and state and municipal obligations and are classified as either trading or investment securities. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

Assets	Total	Level 1	Level 2	Level 3
Listed equities and mutual funds	$ 2,118,353	$ 2,118,353	$ --	$ --
Listed Equities sold short	$ (154,183)	$ (154,183)	$ --	$ --
	$ 1,964,170	$ 1,964,164	$ --	$ --

Note 6 - Commitment and Contingencies

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company engages in short selling activities; it borrows securities and sells them to third parties. Until the Company covers its short position it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold short at prices that may be significantly higher than the fair value reflected in financial statements.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2023.

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters the would require accrual or disclosure in the financial statements or their notes as of December 31, 2023. The Company does not have any guarantees or other commitments as of December 31,2023.

Note 7 – Operating lease right of use asset

The Company leases office space, owned by a shareholder / officer, under an operating lease with an expiration of April 16, 2027. The Company does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments. The Company's office space lease requires non-lease payments for the Company's proportionate share of the building's property tax, insurance, and utilities. These non-lease payments are not included in the lease payments used to determine lease liability and are recognized as these non-lease payments incurred.

Amounts disclosed for the ROU asset obtained in exchange for the lease obligations and reductions to the ROU asset resulting from the reductions to the lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of the lease liabilities under noncancelable operating leases as of December 31, 2023 are as follows:

Year End December 31	
2024	$ 132,500
2025	$ 132,500
2026	$ 132,500
2027	$ 33,125
Total future less commitments	$ 430,625
Less: present value discount	(37,116)
Operating lease liability	$ 393,509

The weighted average remaining lease term is 3.33 years and the weighted average discount rate is 5.50%

Total operating lease expense for the year ended December 31, 2023 was $132,500 and is included in the occupancy and equipment expense in the accompanying statement of income.

Note 8 - Income Taxes

Income tax assets follow:

Investment securities	21,684
Capital loss carryforward	58,805
Net operating loss carryforward	29,989
Other	4,499
Deferred tax asset	114,977
Valuation allowance	(114,977)
Net deferred tax asset	0

The provision (benefit) for income taxes consists of the following:

Current expense - federal	948
Current expense – state	4,302
Deferred expense – federal	
	$ (5,250)

Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to dividends received deduction, return to provision adjustments, and the change in valuation allowance.

Note 9 - Concentrations

The Company's customer base is primarily located throughout Texas. Deposits with and receivable from payable to clearing broker-dealers are with a broker-dealer located in Massachusetts.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2023

Schedule I

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Computation of Net Capital

Total ownership equity qualified for net capital		$ 1,625,489
Deductions and/or charges		
Non-allowable assets:		
Petty cash	$ 300	
Property and equipment, net	14,920	
Goodwill	13,000	
Other assets	38,407	66,627
Net capital before haircuts on securities positions		1,558,862
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1 (c)(2)):		
Debt securities	3,805	
Options	--	
Other securities	332,742	
Undue Concentration	184,271	(520,818)
Net capital		$ 1,038,044

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 106,509
Defered tax liability	-
Income taxes payable	-
Total aggregate indebtedness	$ 106,509

Schedule I (continued)

M.E. ALLISON & CO., INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2023

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	7,101
Minimum dollar net capital requirement of reporting broker or dealer	$	250,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	250,000
Net capital in excess of minimum required	$	788,044
Net Capital less greater of 10% of aggregate indebtedness or 120% of Minimum dollar net capital requirement	$	738,044
Ratio: Aggregate indebtedness to net capital	0.10	to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
M. E. Allison & Co., Inc.

We have reviewed management's statements, included in the accompanying M. E. Allison & Co., Inc. Exemption Report in which:

1) M. E. Allison & Co., Inc. states M. E. Allison & Co., Inc. claims an exemption under paragraphs (k)(2)(i) and (2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions);

2) M. E. Allison & Co., Inc. states M. E. Allison & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception; and

3) M. E. Allison & Co., Inc. states M. E. Allison & Co., Inc. is also filing the exemption report because M. E. Allison & Co., Inc.'s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and M. E. Allison & Co., Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to M. E. Allison & Co., Inc.; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

M. E. Allison & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M. E. Allison & Co., Inc.'s compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k): (2)(i) and (2)(ii) of 17 C.F.R. §240.15c3-3 and the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
February 28, 2024

M. E. Allison & Co., Inc.'s Exemption Report

M. E. Allison & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i) and (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) referring securities transactions to other broker-dealers; and (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M. E. Allison & Co., Inc.

I, Christopher Allison, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Christopher Allison

Title: CEO
February 28, 2024

Report of Independent Registered Public Accounting Firm
On SIPC Annual Assessment
December 31, 2023

MOSSADAMS

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors
M. E. Allison & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of M. E. Allison & Co., Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of M. E. Allison & Co., Inc. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting M. E. Allison & Co., Inc. and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by M. E. Allison & Co., Inc. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the M. E. Allison & Co., Inc.'s Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of M. E. Allison & Co., Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of M. E. Allison & Co., Inc. and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 28, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
M E ALLISON & CO INC	8-1402

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 2,965,779.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 2,965,779.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 1,115,175.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 138,795.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.	$ 478,093.00	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 7,054.00	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 53,678.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 53,678.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,792,795.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,172,984.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 1,759.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 833.41	
11	a Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2023 SIPC-6 and 6A(s)	$ 833.41		
	d Add lines 11a through 11c		$ 833.41	
12	**LESSER** of line 10 or 11d.			$ 833.41
13	a Amount from line 8		$ 1,759.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 833.41	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 925.59
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 925.59
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-1402	DEA: FINRA	2023	Dec

MEMBER NAME M E ALLISON & CO INC
MAILING ADDRESS 950 EAST BASSE ROAD
SECOND FLOOR
SAN ANTONIO, TX 78209-1831

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

M E ALLISON & CO INC
(Name of SIPC Member)

CHRISTOPHER RUMSEY ALLISON
(Authorized Signatory)

2/24/2024
(Date)

callison@meallison.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.